FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Notice of Other Relevant Information dated February 23, 2021

Item 1

Banco Santander, S.A. (the “Bank” or “Santander”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

In accordance with the provisions of the Spanish Companies Law, Santander hereby attaches the full text of the notice of call to the ordinary general shareholders’ meeting to be held in Boadilla del Monte (Madrid), at the Centro de Formación El Solaruco (Ciudad Grupo Santander), located at Avenida de Cantabria, s/n, on 25 March 2021 at 12:00 p.m. (CET), on first call, or on 26 March 2021 at the same place and time, on second call.

The proposed resolutions, the required reports on the items of the agenda and the remaining documentation relating to the meeting are available on the corporate website (www.santander.com).

Boadilla del Monte (Madrid), 23 February 2021

BANCO SANTANDER, S.A.

Ordinary general shareholders’ meeting

The board of directors of this Bank has resolved to call the shareholders to the ordinary general shareholders’ meeting to be held in Boadilla del Monte (Madrid), at the Centro de Formación El Solaruco (Ciudad Grupo Santander), located at Avenida de Cantabria, s/n), on 26 March 2021 at 12:00 p.m. (CET), on second call, in the event that, due to failure to reach the required quorum, such meeting cannot be held on first call, which is also hereby called to be held at the same place and time on 25 March 2021, in order for the shareholders to consider and resolve upon items One through Twelve, and also to provide a consultative vote on item Thirteen of the following

AGENDA

One.-	Annual accounts and corporate management.

One A.	Examination and, if appropriate, approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the directors’ reports of Banco Santander, S.A. and its consolidated Group, all with respect to the financial year ended 31 December 2020.

One B.	Examination and, if appropriate, approval of the consolidated statement of non-financial information for the financial year ended 31 December 2020, which is part of the consolidated directors’ report.

One C.	Examination and, if appropriate, approval of the corporate management for financial year 2020.

Two.-	Application of results obtained during financial year 2020.

Three.-	Board of directors: appointment, re-election or ratification of directors.

Three A.	Setting of the number of directors.

Three B.	Ratification of the appointment of Ms Gina Lorenza Díez Barroso.

Three C.	Re-election of Ms Homaira Akbari.

Three D.	Re-election of Mr Álvaro Antonio Cardoso de Souza.

Three E.	Re-election of Mr Javier Botín-Sanz de Sautuola y O’Shea.

Three F.	Re-election of Mr Ramiro Mato García-Ansorena.

Three G.	Re-election of Mr Bruce Carnegie-Brown.

Four.-	Re-election of the external auditor for financial year 2021.

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Five.-	Amendment of the following articles of the Bylaws:

Five A.	Amendment of articles relating to the issuance of non-convertible debentures: article 18 (convertible and exchangeable debentures) and article 20 (distribution of powers).

Five B.	Amendment of article relating to the powers of the general shareholders’ meeting (share-based compensation): article 20 (distribution of powers).

Five C.	Amendment of articles relating to the shareholders’ participation at the general shareholders’ meeting: article 27 (attendance at the general shareholders’ meeting by proxy) and article 34 (distance voting).

Five D.	Amendment of article relating to attending the meeting from a distance by remote means of communication: article 34 (distance voting). Introducing a new article 34 bis (remote shareholders’ meeting).

Six.-	Amendment of the following articles of the Rules and Regulations for the General Shareholders’ Meeting:

Six A.	Amendment of article 2 (General Shareholders’ Meeting), relating to the powers of the shareholders at a general meeting (issuance of debentures).

Six B.	Amendment of article 2 (General Shareholders’ Meeting), relating to the powers of the shareholders at a general meeting (share-based compensation).

Six C.	Amendment of article 8 (proxies), relating to proxy representation at a general meeting.

Six D.	Amendment of article 20 (voting by distance means of communication), relating to the means for distance voting.

Six E.	Amendment of article 26 (publication of resolutions), relating to publication of the resolutions approved at the general meeting.

Seven.-	Delegation to the board of directors of the power to issue all kinds of fixed-income securities, preferred interests (participaciones preferentes) or debt instruments of a similar nature (including certificates (cédulas), promissory notes and warrants) that are not convertible, depriving of effect, to the extent of the unused amount, the delegation in such respect conferred by resolution Eight II) approved by the shareholders acting at the ordinary general meeting of 3 April 2020.

Eight.-	Director remuneration policy.

Nine.-	Director remuneration system: setting of the maximum amount of annual remuneration to be paid to all of the directors in their capacity as such.

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Ten.-	Remuneration system: approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.

Eleven.-	Approval of the application of remuneration plans involving the delivery of shares or share options:

Eleven A.	Deferred Multiyear Objectives Variable Remuneration Plan.

Eleven B.	Deferred and Conditional Variable Remuneration Plan.

Eleven C.	Digital Transformation Award.

Eleven D.	Application of the Group’s buy-out regulations.

Eleven E.	Plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

Twelve.-	Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

Thirteen.-	Annual director remuneration report.

During the general shareholders’ meeting, the shareholders will be informed of the amendments to the Rules and Regulations of the Board of Directors approved since the holding of the last general shareholders’ meeting.

LIMITATION ON SEATING CAPACITY AND RECOMMENDATION TO PARTICIPATE IN THE GENERAL MEETING FROM A DISTANCE

In these extraordinary times and in view of how the Covid-19 health situation is evolving, this general meeting is being held in Boadilla del Monte (Madrid), rather than in Santander, as is customary, due to the advisability of minimising the need to travel for a significant number of people, including many shareholders, employees and other people involved in the organisation of an event such as this.

Likewise, in order to protect the general interest and the health and safety of shareholders, employees and other persons who participate in organising and holding the general meeting, and in accordance with the health regulations in force, the board of directors recommends that shareholders use the different channels and means that the Bank has made available to participate in this ordinary general shareholders’ meeting; thus, avoiding, to the extent possible, physical attendance at the premises where the meeting will be held. The abovementioned channels that the Bank has made available to its shareholders to participate in the ordinary general shareholders’ meeting from a distance are those described in this call to the meeting and they fully safeguard the shareholders’ voting and related rights.

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It is also noted that, as at the date of this call to the meeting and pursuant to Order 668/2020 of 19 June of the Regional Health Ministry of Madrid (Consejería de Sanidad de la Comunidad de Madrid), the number of persons who can attend these events may not exceed 75% of the maximum capacity of the venue where the meeting is to take place and, in any event, attendees must keep a minimum distance of 1.5 meters from each other. This means that it will not be possible to access the venue of the general meeting once the maximum capacity has been reached. Likewise, please bear in mind that attendees should access Ciudad Grupo Santander through the Centro de Visitas El Faro, from where it takes approximately a further 15 minutes to get to the venue of the meeting (the auditorium of the Centro de Formación El Solaruco).

If the venue of the meeting cannot be accessed because its maximum capacity is reached due to the aforementioned and other constraints caused by the changing health and epidemiological situation, shareholders or their representatives are informed that they may be unable to participate at that time through the alternative channels if the deadline to register in order to do so has expired in accordance with the deadlines and procedures described in this announcement. For this reason, it is advisable for shareholders to participate through and register in advance for any of the alternative channels as explained in this announcement.

Shareholders are reminded that the Spanish legal provisions and the Bank’s bylaws and rules and regulations for the general shareholders’ meeting govern and safeguard the rights to receive information, to remotely attend and vote at the general shareholders’ meeting without having to attend in person, using the software application to attend the meeting remotely through data transmission means, which enables a real-time connection with the Centro de Formación El Solaruco where the meeting is to be held. All information required to be able to attend the meeting in this way is provided in section B) REMOTE ATTENDANCE AT THE MEETING.

Finally, please bear in mind that, depending on how the health situation evolves, the relevant authorities may pass new regulations that may restrict the freedom of movement, which would hinder the organisation and ordinary course of the meeting, or limit how many persons can attend the meeting physically, or could even result in the meeting having to be held exclusively online. In anticipation of a scenario of greater restrictions on meeting or movement, the Centro de Formación El Solaruco, at the Bank’s facilities in Boadilla del Monte, has all the necessary technological and operational resources to ensure the proper holding of the meeting and the exercise of the shareholders’ fully protected rights even under the most extreme circumstances, as was already shown on occasion of the general meeting held exclusively online on 3 April 2020 and the one held in hybrid format on 27 October 2020. Likewise and aside from the above, the Bank reserves the right to amend the call to the meeting as appropriate in light of the circumstances or the statutory changes that may arise, including, as the case may be and under the conditions established by law, the possibility of holding the meeting exclusively by remote means. The board of directors will continue to monitor the entire situation and will update the information contained in this announcement if necessary.

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SUPPLEMENT TO THE CALL TO MEETING

Shareholders representing at least three per cent of the share capital may request the publication of a supplement to this call, including one or more items on the agenda. This right must be exercised by means of certified notice that must be received at the Company’s registered office within five days of the publication of this call to meeting, indicating the name of the shareholders who are exercising such right and the number of shares they hold, as well as the items to be included on the agenda, attaching a rationale or substantiated proposals for resolutions concerning such items and, if appropriate, any other relevant documentation. The same shareholders holding at least three per cent of the share capital may, by certified notice to be received at the registered office of the Company within five days of the publication of this call to meeting, submit duly grounded proposed resolutions concerning matters that are already included or must be included on the agenda, all as provided in section 519.3 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital). The foregoing is without prejudice to the right of any shareholder, during the course of the general shareholders’ meeting, to make alternative proposals or proposals concerning items that need not be included on the agenda pursuant to the provisions of the Spanish Capital Corporations Law.

PARTICIPATION OF A NOTARY AT THE MEETING

The board of directors has resolved to request the presence of a Notary Public to record the minutes of the meeting pursuant to section 203 of the Spanish Capital Corporations Law, read together with article 101 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil) and article 4.2 of the Rules and Regulations for the General Shareholders’ Meeting.

RIGHT TO ATTEND THE MEETING

Every holder of any number of the Bank’s shares registered in the shareholder’s name five days prior to the date on which the general shareholders’ meeting is to be held and who meets the other requirements established in the Bylaws has the right to attend this meeting. Such right to attend may be delegated pursuant to the provisions governing this matter under sections 184 and 522 et seq. of the Spanish Capital Corporations Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting.

PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING

Shareholders having the right to attend may grant a proxy and exercise their voting rights through remote means of communication and prior to the holding of the meeting, pursuant to the provisions of articles 27 and 34 of the Bylaws and articles 8 and 20 of the Rules and Regulations for the General Shareholders’ Meeting and on the terms and conditions described in the “Annual General Meeting” section of the Bank’s corporate website (www.santander.com). The mechanisms for the exercise of voting rights and proxy-granting prior to the meeting by electronic means made available on the Bank’s corporate website (www.santander.com), at the Bank’s Internet address www.juntasantander.com, on the “Santander Shareholders and Investors” application

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for mobile devices compatible with Android or Apple iOS operating systems, as well as on the Superlínea telephone line (915 123 123), will cease operation at 6:00 p.m. (CET) on 24 March 2021. For those wishing to use the digital platform made available at the Branches of the Bank, 24 March 2021 will also be the last day to do so, during the hours for which such Branches are open to the public and, in any case, until 6:00 p.m. (CET).

In addition, as permitted by the provisions of section 6 of article 34 of the Bylaws and the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting, the board has resolved that attendance at the meeting is also possible through the use of data transmission means that allow for real-time connection with the premises where the meeting is held (“remote attendance”). The means to remotely attend the meeting will be available on the Bank’s corporate website (www.santander.com) at 10:30 a.m. (CET) on 25 March 2021 (first call) and, if applicable, at 10:30 a.m. (CET) on the following day, 26 March 2021 (second call); shareholders (or their representatives) wishing to attend remotely, whether on first or second call, must register no later than 11:30 a.m. on the relevant day. For those persons who attend the meeting remotely, the mechanisms for remote attendance will cease operation at the end of the general meeting or, if applicable, upon determination that the quorum required to hold the meeting is not present.

In reliance on the aforementioned provisions, the board of directors has developed the following rules applicable to proxy-granting and distance voting prior to the meeting and to remote attendance:

A)	PROXY-GRANTING AND DISTANCE VOTING PRIOR TO THE MEETING

1.	Proxy-granting by remote means of communication

Means whereby a proxy may be granted

The remote means of communication that are valid to grant such proxy representation are the following:

(i)	Electronic means:

In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s corporate website (www.santander.com), through the Bank’s Internet address www.juntasantander.com or by telephone using the Superlínea telephone line (915 123 123). They may also do so in person at any Branch of the Bank using their signature in the digital platform made available for this purpose. Shareholders with a mobile device compatible with Android or Apple iOS operating systems may also use the “Santander Shareholders and Investors” application, which they must have previously downloaded from Google Play or the App Store, respectively.

The mechanisms to grant a proxy by electronic means must be such as properly guarantee the security and the identity of the person granting the proxy. Therefore, shareholders wishing to use these proxy-granting mechanisms must have previously signed one of the following agreements with the Bank, giving them a set of passwords to access the distance voting and proxy-granting software applications and, by means thereof, an electronic signature:

(a)

Consumer Digital Banking Agreement: shareholders who are individuals and who have already entered into a Consumer Digital Banking Agreement with the Bank may make use thereof, using the passwords already available to them under such agreement for purposes of electronic proxy-granting. The security passwords of Openbank will also work for these purposes.

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(b)

Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who are individuals and have not entered into a Consumer Digital Banking Agreement and shareholders that are legal entities (even if they have entered into a Consumer Digital Banking Agreement) must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the meeting through remote means of communication (“Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance”).

From the date of publication of the announcement of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s corporate website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords, such shareholder may, through the “Annual General Meeting” section of the Bank’s corporate website (www.santander.com), through the Bank’s Internet address www.juntasantander.com or through the “Santander Shareholders and Investors” application (for mobile devices compatible with Android or Apple iOS operating systems), or by telephone using the Superlínea telephone line (915 123 123), grant a proxy to another person to represent the shareholder at the meeting, all on the terms and conditions described in each case.

In addition, those shareholders who use the digital platform made available at the Branches of the Bank may grant a proxy to another person to represent them at the meeting without having to sign the aforementioned agreements. Said agreements also need not be signed by those shareholders who use the Superlínea telephone line (915 123 123) to grant a proxy and who do not use access passwords to establish their identity but rather use other alternative means whereby their identity can reasonably be guaranteed in accordance with the instructions from time to time provided by the Superlínea telephone line or the Shareholder Helpline.

Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy granted. Where a proxy is granted to a director and/or the general secretary of the Bank or a remote attendee at the meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.

Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, all electronic proxies granted to persons other than the directors and/or the general secretary and/or a remote attendee at the meeting must be printed, signed and produced, together with an identifying document, by the appointed proxy-holder to the staff in charge of the shareholders’ register on the date and at the place of the meeting, beginning one hour prior to the time established for commencement of the meeting. In the case of electronic proxies sent through the Bank and granted to persons attending the meeting from a distance, the Bank’s software application will show such remote

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attendees the proxies received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the meeting in person (physically or from a distance).

(ii)	Hand-delivery or postal correspondence:

In order to grant a proxy by hand-delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and distance voting card issued by the Bank. Such proxies must be accepted by the proxy-holder, without which acceptance they may not be used. For such purpose, the proxy-holder may sign in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the meeting in person, for which purpose, if he/she physically attends the meeting, he/she must produce an identifying document when entering the premises where the meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed paper card must be delivered at any Branch of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado de Correos número 683 F.D. 28080 Madrid.

In addition, as is customary and pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register on the date and at the place where the general shareholders’ meeting is to be held, beginning one hour prior to the time established for commencement thereof.

2.	Voting prior to the meeting by remote means of communication

Means for casting a vote from a distance

The remote means of communication that are valid for purposes of casting a vote from a distance are the following:

(i)	Electronic means:

In order to cast a vote from a distance through electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s corporate website (www.santander.com), through the Bank’s Internet address www.juntasantander.com or by telephone using the Superlínea telephone line (915 123 123). They may also do so in person at any Branch of the Bank using their signature in the digital platform made available for this purpose. Shareholders with a mobile device compatible with Android or Apple iOS operating systems may also use the “Santander Shareholders and Investors” application, which they must have previously downloaded from Google Play or the App Store, respectively.

The mechanisms to cast votes from a distance by electronic means must be such as properly guarantee security and the identity of the person casting the vote. To such end, shareholders who wish to use these voting mechanisms must have previously signed one of the agreements specified in section 1 (i) above.

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Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords, such shareholder may cast his/her vote from a distance in connection with the items on the agenda for the general shareholders’ meeting, either through the “Annual General Meeting” section of the Bank’s corporate website (www.santander.com), through the Bank’s Internet address www.juntasantander.com or through the “Santander Shareholders and Investors” application (for mobile devices compatible with Android or Apple iOS operating systems), or by telephone using the Superlínea telephone line (915 123 123), all on the terms and conditions described in each case.

The aforementioned agreements need not be signed by those shareholders who use the digital platform made available at the Branches of the Bank or those who access through Superlínea without using passwords, upon the terms set forth in section 1 (i) above.

(ii)	Hand-delivery or postal correspondence:

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and distance voting card issued by the Bank. The duly completed and signed paper card must be delivered at any Branch of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado de Correos número 683 F.D. 28080 Madrid.

3.	Basic rules on voting and proxy-granting prior to the meeting and attendance in person (physically or from a distance)

3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the meeting

3.1.1	Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the Bylaws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date on which the meeting is to be held on first call, i.e., prior to midnight (CET) on 22 March 2021. Those who wish to deliver proxies or distance votes to any Branch of the Bank must do so no later than that date during the hours for which such Branches are open to the public.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and submitted by the appointed proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register, on the date and at the place where the meeting is to be held, and beginning one hour prior to the time established for commencement thereof.

3.1.2	Proxies and distance votes sent by electronic means

Pursuant to the provisions of the Bylaws and of the Rules and Regulations for the General Shareholders’ Meeting, on the occasion of this general meeting, the board

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of directors has resolved to reduce the minimum advance period established to receive proxies and votes from a distance sent by electronic means, the deadline now being set at 6:00 p.m. on the day prior to the date on which the meeting is to be held on first call. Therefore, in order to be valid, both proxies granted from a distance and votes cast from a distance through electronic means must be received by the Company prior to 6:00 p.m. on the day prior to the date on which the meeting is to be held on first call, i.e., prior to 6:00 p.m. (CET) on 24 March 2021. The mechanisms for the exercise of voting rights and proxy-granting prior to the meeting by electronic means will cease operation on the Bank’s corporate website (www.santander.com), at the Bank’s Internet address www.juntasantander.com, on the “Santander Shareholders and Investors” application (for mobile devices compatible with Android or Apple iOS operating systems) and on the Superlínea telephone line (915 123 123) at 6:00 p.m. (CET) on 24 March 2021. For those wishing to use the digital platform made available at the Branches of the Bank, 24 March 2021 will also be the last day to do so, during the hours for which such Branches are open to the public and, in any case, until 6:00 p.m. (CET).

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and submitted by the appointed proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register, on the date and at the place of the meeting and beginning one hour prior to the time established for commencement thereof.

3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1	Priorities among proxies, distance voting and attendance in person

(i)

Attendance at the meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to cast such vote, shall invalidate said proxy or vote. Personal physical attendance will invalidate remote personal attendance.

(ii)

Likewise, the vote, irrespective of the means used to cast it, shall invalidate any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

3.2.2	Priorities based upon the means used to grant the proxy or cast the vote

(i)

In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature on the printed card shall invalidate a vote cast electronically, whether previously or subsequently.

3.3	Modification of the vote cast from a distance

Once cast, a distance vote may not be modified, except in the event of attendance at the meeting in person (whether physically or from a distance) by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and distance voting card (hand-delivery or postal correspondence).

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3.4	Other matters

3.4.1	Proxies

All proxies that do not expressly state the name of the individual or legal entity to which the proxy is granted shall be deemed granted to the Chairman of the board of directors.

It is noted for the record that if the appointed representative is a director of the Bank, such director may be affected by a potential conflict of interest in connection with items One C, Three B through Three G (if the appointment, re-election or ratification thereof is submitted to the shareholders under said item), Eight, Nine and Thirteen on the agenda, and if the appointed representative is an executive director, also in connection with items Ten, Eleven A and Eleven C. Furthermore, the proxy granted to the Chairman shall be deemed granted to the person who chairs the meeting if the Chairman is unable to attend.

In order to give specific voting instructions in the case of proxy-granting, the corresponding box must be checked in the table containing the items on the agenda in the attendance, proxy and distance voting card (proxy section). If any of such boxes is not checked, the shareholder granting the proxy shall be deemed to give a specific instruction to vote in favour of the proposal submitted by the board of directors.

If the representative appointed as set forth above is affected by a conflict of interest when voting on any of the proposals submitted to the shareholders, whether or not they are included in the agenda, and the shareholder granting the proxy has not given specific voting instructions as provided for such purpose, the proxy shall be deemed granted to the General Secretary. In any event, if the appointed representative is the General Secretary, he may be affected by a potential conflict of interest in connection with items Ten, Eleven A and Eleven C on the agenda.

As regards possible proposals relating to items not included in the agenda of the call to meeting, the proxy shall be deemed to also cover the proposals regarding items not included in the agenda unless indicated otherwise by the shareholder granting the proxy (in which case, it shall be deemed that the shareholder instructs the representative to abstain). If the proxy also covers any such proposals, the specific instruction to the representative shall be that of voting in the negative, unless indicated otherwise by the shareholder granting the proxy. A conflict of interest shall arise if matters are submitted to the shareholders at the meeting that are not included in the agenda and that refer to the removal of or the commencement of a derivative action (acción social de responsabilidad) against the representative, if the latter is in turn a director of the Bank.

3.4.2	Distance votes

In the case of distance voting on items included in the agenda, the shareholder must check the corresponding box in the table containing the items on the agenda in the attendance, proxy and distance voting card (distance voting section). Distance voting on possible proposals not included in the agenda is not allowed. If none of the boxes provided for voting is checked in relation to any of the items on the agenda, the shareholder shall be deemed to vote in favour of the proposal submitted by the board of directors.

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3.4.3	Additional matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).

Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Company is aware.

Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the meeting, and the rules of priority set forth in sub-section 3.2 hereof shall apply. For purposes of the provisions of section 126 of the Spanish Capital Corporations Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders that are legal entities or do not reside in Spain must call the Shareholder Helpline in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.

Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

4.	Technical incidents

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the general shareholders’ meeting, when so required or imposed for technical or security reasons.

The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature that are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the meeting.

B)	REMOTE ATTENDANCE AT THE MEETING

In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity and the proper progress of the meeting, shareholders (or their representatives) who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby they can obtain a set of passwords in order to access the remote attendance software application and, by means thereof, an electronic signature:

(a)

Consumer Digital Banking Agreement: individuals who have already entered into a Consumer Digital Banking Agreement with the Bank may make use thereof, using the passwords already available to them under such agreement for purposes of remote attendance. The security passwords of Openbank will also work for these purposes.

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(b)

Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: individuals who have not entered into a Consumer Digital Banking Agreement and legal entities (even if they have entered into a Consumer Digital Banking Agreement) must execute, for the sole purpose of remote attendance at the meeting and of casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance.

From the date of publication of the announcement of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s corporate website (www.santander.com). Once a shareholder (or his/her representative) has executed either of the aforementioned agreements and has his/her corresponding set of passwords, such shareholder may, through the “Annual General Meeting” section on the Bank’s corporate website (www.santander.com) or through the Bank’s Internet address www.juntasantander.com, attend and vote at the meeting by remote means of communication in real time.

Remote attendance at the meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted on the Bank’s corporate website and by those set forth in the law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting:

(i)

Logging-on, registration and attendance: Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders (or their representatives) who wish to attend the meeting and vote by remote means of communication shall register by logging on between 10:30 a.m. and 11:30 a.m. on the date of the meeting. No attendee registration shall be admitted outside of this time period.

In the event that the meeting is held on second call, attendees who have registered for the meeting on first call will be required to carry out the registration process again in order to be able to attend.

In order to ensure the quality of the connection of the remote channel of attendance to the meeting and to provide attendees with an additional explanatory guide to facilitate such connection, all shareholders (or their representatives) with the required passwords to access and who intend to remotely attend the meeting are kindly requested to send an email to asistentesjunta@gruposantander.com confirming this intention before 7:00 p.m. (CET) on 25 March 2021 (the day prior to the day of holding the meeting on second call). All of the foregoing is without prejudice to the required registration of the attendee between 10:30 a.m. and 11:30 a.m. on the day of the meeting and compliance with all other requirements as stated in this announcement, on the Bank’s corporate website (www.santander.com) or at www.juntasantander.com.

If persons attending from a distance have been granted proxies, and provided that such proxies have been received by the Company within the deadlines for admission thereof, the software application will show them such proxies so that they accept them, if they are willing to do so.

Attendees who wish to state before the Notary that they expressly leave the meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their

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express intention of leaving the meeting, all actions taken by such shareholders thereafter shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the persons who attend the meeting from a distance, including the votes that may be cast by them.

(ii)

Participation: Shareholders (or their representatives) who, in the exercise of their rights, intend to participate in the meeting and, where applicable, request information or clarification in connection with the items on the agenda, request clarification regarding information accessible to the public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the holding of the last general shareholders’ meeting or regarding the auditor’s report or make proposals must express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form available for such purpose, persons attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a valid quorum to have been established for the meeting until the participation period ends. Persons attending from a distance who wish their participation to be recorded in the minutes of the meeting must expressly state such desire in the text in which the contents of their participation are set forth.

As the participation of each person attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.

Requests for information or clarification made by remote attendees will be answered in writing within seven days of the meeting, pursuant to the provisions of the Spanish Capital Corporations Law.

(iii)

Voting: Votes on the proposals relating to the items on the agenda may be cast as from the moment when the Chairman declares the meeting to be validly convened and provided always that the attendee has registered by following the procedure described in sub-section (i) above; in the event of alternative proposals, the provisions of the second paragraph of article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply, with a vote in favour of a proposed resolution by the shareholders at the general shareholders’ meeting being deemed to be a vote against alternative proposals that are incompatible therewith. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, remote attendees may cast their vote as from the moment when the secretary for the general meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the general shareholders’ meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the secretary for the meeting, the vote commences on the proposed resolutions at the premises where the meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the Bylaws and in the Rules and Regulations for the General Shareholders’ Meeting.

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(iv)

Other matters: Legal entities and non-residents of Spain must call the Shareholder Helpline in order to adapt, with proper safeguards, the mechanisms for attending the meeting by remote means of communication in real time.

In the event that more than one of the joint holders of deposited securities are in attendance, the joint holder who is the first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of section 126 of the Spanish Capital Corporations Law, the joint holder who registers first (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders (or their representatives) shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the general shareholders’ meeting when so required or imposed for technical or security reasons. The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature that are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the meeting.

For further information on proxy-granting and distance voting and remote attendance at the meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholder Helpline 91 276 92 90 or go to the Santander Shareholder and Investor Relations Office, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 – Boadilla del Monte (Madrid). Further information is also available on the Bank’s corporate website (www.santander.com).

RIGHT TO RECEIVE INFORMATION

In addition to the provisions of section 197 of the Spanish Capital Corporations Law, starting on the date of the publication of the announcement of the call to meeting, shareholders may obtain from the Company, immediately and free of charge, the annual accounts, the directors’ report (including the statement of non-financial information) and the auditor’s report for financial year 2020, as well as the consolidated accounts, the Group’s directors’ report (including the consolidated statement of non-financial information) and the auditor’s report for such financial year.

In connection with items Five A through Five D, Six A through Six E, Eight and Ten of the agenda, starting on the date of publication of the announcement of the call to meeting, shareholders may examine at the registered office of the Company (Paseo de Pereda 9 al 12, 39004 Santander, Cantabria) the full text of the proposed resolutions and the mandatory reports prepared by the directors (or, in the case of item Ten, of the detailed recommendation of the board of directors), as well as request that such documents be delivered or sent to them free of charge. The reasoned proposal regarding the director remuneration policy (item Eight), together with the text thereof

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and the specific report of the remuneration committee on the policy, are available to the shareholders, who may also request that they be delivered or mailed to them free of charge, at the Bank’s registered office and on the Bank’s corporate website (www.santander.com).

Similarly, shareholders may also obtain, at the registered office of the Company, the full text of the other documents (including the annual report on directors’ remuneration and the explanatory report of the board on the expertise, experience and merits of the candidates referred to in items Three B to Three G, which includes the reasoned proposal of the appointments committee and the curricula vitae of the aforementioned candidates) and other proposed resolutions submitted to the shareholders’ decisive or consultative vote at the general shareholders’ meeting.

In connection with the above, shareholders are informed that, due to the ongoing refurbishment works at the Company’s registered office, access to the premises may be limited. Therefore, shareholders can also consult all the documentation made available at the Bank’s registered office, at the provisional office of the Bank’s General Secretariat located at calle Calvo Sotelo 19, first floor, in Santander. The documentation will also be available on the Bank’s corporate website, as explained below.

Pursuant to the provisions of the Spanish Capital Corporations Law and the Rules and Regulations for the General Shareholders’ Meeting, from the publication of the call to the general shareholders’ meeting and until the fifth day, inclusive, prior to the holding thereof on first call, shareholders may deliver written requests for information or clarification, or ask written questions that they consider relevant about the items on the agenda for the meeting. In addition, in the same manner and within the same period, shareholders may deliver written requests for clarification concerning information accessible to the public that the Company has provided to the National Securities Market Commission since the last general shareholders’ meeting was held and concerning the auditor’s reports mentioned above.

Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by e-mail to junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in such e-mail his/her first name and surnames (or corporate name), Tax Identification Number and the number of shares held by such shareholder. As provided in section 539 of the Spanish Capital Corporations Law, and unless otherwise indicated by the shareholder, the requests exercising the right to information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written request, bearing the handwritten signature of the requesting party, to the registered office of the Company.

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DOCUMENTS AVAILABLE ON THE CORPORATE WEBSITE

Apart from the above-mentioned right to receive information, the following documents and information, among others, shall be available for viewing on the Bank’s corporate website (www.santander.com) as from the date of publication of the announcement of the call to meeting:

(i)	This announcement of the call to meeting.

(ii)	The total number of shares and voting rights on the date of the call to meeting.

(iii)

The full text of the proposed resolutions regarding all of the items on the agenda for the general shareholders’ meeting, as well as, in connection with items Three A to Three G, Five A to Five D, Six A to Six E, Eight, Ten and Eleven A to Eleven E, the corresponding directors’ reports, reasoned proposal or detailed recommendation, as applicable (also including, in the case of items Three A through Three G, the reasoned proposal of the appointments committee).

(iv)	2020 individual annual accounts and directors’ report (including the statement of non-financial information) of Banco Santander, S.A. and auditor’s report.

(v)	2020 annual report, which contains:

(a)	2020 consolidated annual accounts (which include the annual banking report) and the Group’s auditor’s report; and

(b)	the consolidated directors’ report, which includes, in relation to financial year 2020:

(b.1)	the consolidated statement of non-financial information and the independent services provider’s verification report (“Responsible banking” chapter); and

(b.2)	the annual report on corporate governance (“Corporate governance” chapter), which includes, among others:

(b.2.1)	the report of the audit committee (which also includes the report on the independence of the auditor) (section 4.5);

(b.2.2)	the report of the appointments committee (section 4.6);

(b.2.3)	the report of the remuneration committee (which also includes the specific report on the director remuneration policy to which item Eight of the agenda refers) (section 4.7);

(b.2.4)	the report of the risk supervision, regulation and compliance committee (section 4.8);

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(b.2.5)	the report of the responsible banking, sustainability and culture committee (section 4.9);

(b.2.6)	the report of the innovation and technology committee (section 4.10);

(b.2.7)	the report of the audit committee on related-party transactions (section 4.12);

(b.2.8)	the director remuneration policy referred to in item Eight on the agenda (section 6.4); and

(b.2.9)	the annual director remuneration report submitted to a consultative vote under item Thirteen on the agenda (sections 6 (except for 6.6), 9.4 and 9.5).

(vi)	The curricula vitae of the individuals referred to in item Three of the agenda, including the category of each director.

(vii)	The rules applicable to proxy-granting and voting by remote means of communication and to remote attendance at the meeting and the documentation necessary for such purpose.

(viii)	The rules of operation of the Electronic Shareholders’ Forum.

(ix)	The current Bylaws, together with the resulting text of the Bylaws if the amendments proposed at the meeting are approved.

(x)

The current Rules and Regulations for the General Shareholders’ Meeting, together with the resulting text of the Rules and Regulations for the General Shareholders’ Meeting if the amendments proposed at the meeting are approved.

(xi)	The current Rules and Regulations of the Board of Directors.

(xii)	The valid requests for information, clarification or questions asked by shareholders exercising their right to receive information and any answers provided by the directors.

SPECIAL INFORMATION TOOLS

Pursuant to the provisions of section 539.2 of the Spanish Capital Corporations Law, the Bank has made available on its corporate website (www.santander.com) an Electronic Shareholders’ Forum (hereinafter, the “Forum”), which may be accessed, with all proper safeguards, by shareholders who are individuals as well as by voluntary associations of shareholders that may be created pursuant to the provisions of section 539.4 of the Spanish Capital Corporations Law.

There may be published in the Forum proposals intended to be presented as a supplement to the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives to reach the percentage required to exercise a minority right as contemplated by Law, and voluntary proxy offers or solicitations.

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The Forum does not constitute a device for electronic conversation among the shareholders or a meeting point for virtual debate. Nor is the Forum a channel of communication between the Company and its shareholders. The Forum is made available in order to facilitate communication among the Bank’s shareholders on occasion of the call to and until the holding of the general shareholders’ meeting.

To access the Forum, shareholders must have previously signed one of the following agreements with the Bank, which will allow them to have a set of access codes for the Forum and, by means thereof, an electronic signature:

(a)

Consumer Digital Banking Agreement: shareholders who are individuals and who have already entered into a Consumer Digital Banking Agreement with the Bank may make use thereof, using the passwords already available to them under such agreement for purposes of accessing the Forum. The security passwords of Openbank will also work for these purposes.

(b)

Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who are individuals and have not entered into a Consumer Digital Banking Agreement and shareholders that are legal entities (even if they have entered into a Consumer Digital Banking Agreement) must sign an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance for the sole purpose of accessing and using the Forum and, if applicable, of using the electronic voting and proxy-granting mechanisms, without any charge by the Bank.

Legal entities and non-residents of Spain must call the Shareholder Helpline to adapt, with proper safeguards, the mechanisms for participating in the Electronic Shareholders’ Forum. From the date of publication of the announcement of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s corporate website (www.santander.com). Access to the Forum and the terms and conditions for the use and operation thereof shall be governed by the provisions of this announcement of the call to meeting and by the rules of operation of the Electronic Shareholders’ Forum, the text of which can be viewed on the aforementioned Bank’s corporate website.

DATA PROTECTION

Data controller and data protection officer: The entity responsible for processing is Banco Santander, S.A., Paseo de Pereda, números 9 al 12, 39004 Santander (the Company). The Company’s Data Protection Officer contact information is: calle Juan Ignacio Luca de Tena, 11, 28027 Madrid; privacidad@gruposantander.es.

Purposes of processing and bases for legitimate use: The personal data set forth herein, those that the shareholders provide to the Company in exercising their attendance, proxy-granting and voting rights at the general shareholders’ meeting, including those stated in the attendance, proxy and distance voting card, or that are provided by the banks or brokerage firms or companies with whom shareholders have deposited their shares, through the entity legally entrusted with the book-entry register,

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Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), as well as the data generated at the general shareholders’ meeting and the data that will be obtained through the recording thereof (i.e. image and voice), will be processed in order to manage and control both the shareholding relationship and the call to, holding, audiovisual recording and public broadcasting of the general shareholders’ meeting on the corporate website (www.santander.com), as well as to comply with its obligations under the law. Said processing is required for the aforementioned purposes, and the legitimacy thereof rests upon performance of the shareholding relationship, compliance with obligations under the law and, as regards the capture and dissemination of images, the legitimate interest of the Bank in disseminating the meeting and the consent given by the interested party by attending the general shareholders’ meeting (whether in person or remotely).

By attending the general shareholders’ meeting (in person or remotely), the attendee authorises the taking of photographs, the audiovisual recording of image and/or voice, and the reproduction and/or publication and dissemination upon the terms stated above. The legal basis for processing personal data consisting of images and/or voice is both the existence of a legitimate interest of Banco Santander, S.A. in recording and broadcasting the meeting, which is recognised in the transparency rules and principles applicable thereto, and the consent of the attendee given by attending the general shareholders’ meeting.

Transfers of data and international transfers: The data will be made available to the notary public who is to attend the general shareholders’ meeting, and may be made available to third parties in the exercise of their right to receive information laid down in the law or be made accessible to the public from any territory, including from outside the European Union, to the extent that they are included in the documents available on the corporate website (www.santander.com) or are mentioned at the general shareholders’ meeting, the proceedings of which may be subject to public dissemination on such website, on social media and in accredited media.

Data storage: As a general rule, personal data will be processed during the course of the shareholding relationship, and once it has ended, during the limitation period of any legal or contractual liability to which the Company is subject. As regards the processing of data subject to consent, said data will be processed until the data subject withdraws such previously given consent.

Exercise of rights: Data subjects may send their requests for access, correction, erasure, objection, restriction of processing, portability, and for exercise of the right not to be subject to decisions based exclusively on automated processing, as well as withdraw consent previously given and exercise any other rights recognised by data protection laws, all pursuant to General Data Protection Regulation (EU) 2016/679 and other applicable legal provisions, by written communication addressed to Ciudad Grupo Santander, Avda. de Cantabria, edificio de Pereda 2ª Planta, 28660 Boadilla del Monte (Madrid), Spain, or by writing to the following email address: protecciondedatosaccionistassan@gruposantander.com. Data subjects may also file claims with the competent data protection authority, which in Spain is the Spanish Data Protection Agency (Agencia Española de Protección de Datos) (www.aepd.es).

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Third-party data: If the attendance, proxy and distance voting card includes personal data relating to individuals other than the holder and if a third party attends the meeting as a representative of the shareholder, the shareholder must inform said person of the particulars stated above in relation to the processing of personal data and comply with any other requirements that might apply for the proper transfer of the personal data to Banco Santander, S.A., without Banco Santander, S.A. having to take any additional action with respect to the data subjects.

Santander, 22 February 2021

The General Secretary,

Jaime Pérez Renovales

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 1, 2021	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer